SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (the “Company” or “NET”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino, 1.356, 1º andar, Chácara Santo Antônio, Corporate Taxpayers’ Identification (CNPJ/MF) 00.108.768/00001-6.5, publicly announces, in compliance with CVM Instruction No. 358/02, that it has received notice from its controlling shareholder, Globo Comunicações e Participações S.A. (“Globopar”), of the following:

Globopar has entered into an agreement to sell an interest in Net to a strategic investor, Teléfonos de México, S.A. de C.V. (“Telmex”). The aforementioned agreement was made in the context of Net’s debt restructuring plan (“Plan”) announced today in a separate relevant notice (Fato Relevante), under which Net proposes to issue voting and non-voting shares, to be paid for in cash or with credits against the company, in an aggregate amount of up to 1,825,021,996 shares. Under the terms agreed by Globopar and Telmex, Globopar would subscribe for all the voting shares (other than any shares as to which other shareholders have exercised preemptive rights), at a price of R$0.35 per share, and Telmex will grant a standby underwriting guarantee for subscription, at the minimum issue price of R$0.35 per share, for all the non-voting shares to be issued. The agreement between Globopar and Telmex also contemplates that the subordinated convertible debentures included in the Plan will not be issued. As a result, subject to the completion of the Plan, Net’s creditors would receive, out of the cash proceeds from the referred issue, R$0.35 in place of each voting and non-voting share, or principal amount of subordinated convertible debentures, otherwise issueable to them pursuant to the Plan.

The closing of the foregoing transactions agreed on the date hereof between Globopar and Telmex is subject to a number of conditions precedent, including the previous approval of the National Telecommunications Agency (“Anatel”), the closing of Net’s Plan, the negotiation with other parties to Net’s existing Shareholders’ Agreement, with the intent to either modify or establish a new agreement, and certain Net corporate approvals.

The total direct and indirect interest held by Telmex in Net, as well as the total amount to be paid by Telmex for such interest, will only be established after the completion of Net’s capital increase. Should Globopar’s expectations regarding the result of Net’s Plan be confirmed, the price per share for the shares sold, directly and indirectly, by Globopar to Telmex is expected to stet between R$0.60 and R$0.80. Several factors could significantly affect this price range, including the exchange rate, the amount of voting shares issued by Net and the amount effectively subscribed by Globopar in the offering.

As an alternative to the transaction described above, Globopar has a put option giving it the right, but not the obligation, at any time after October 31, 2004, to sell to Telmex for the equivalent of approximately US$130 million, a combination of voting and non-voting shares of Net currently held by Globopar, equivalent to approximately 34% of the total outstanding shares of Net. Globopar’s right expires on July 1, 2005, or earlier in certain circumstances.

Globopar and Telmex will implement the foregoing transactions through a special purpose company (“SPC”) that would hold 51% of Net’s voting shares. Globopar would hold a majority stake of the SPC voting shares and Telmex would hold the remaining interest. In addition, Telmex would hold directly certain of the Net shares to be acquired by it.

After the closing of the aforementioned transactions, Telmex would have the right to acquire from Globopar additional shares representing voting control of the SPC at such time as it is permitted to do so under applicable laws and with due regard to certain conditions precedent.

The Company will also host conference calls as detailed below:

  Portuguese Conference Call: June 29, 2004 -11:30 am, US Eastern Time
  English Conference Call: June 29, 2004 -1:30 pm, US Eastern Time

São Paulo, June 27, 2004.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.